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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                              RITE AID CORPORATION
                                (NAME OF ISSUER)

                          COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    767754104
                                 (CUSIP NUMBER)

                              ANTHONY T. ILER, ESQ.
                               IRELL & MANELLA LLP
                        333 SOUTH HOPE STREET, SUITE 3300
                              LOS ANGELES, CA 90071
                                 (213) 620-1555
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 9, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

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CUSIP NO. 767754104                    13D                      Page 1 of 1 Page
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
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Green Equity Investors III, L.P.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [ ]
                                                                      (b)  [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*
         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                            [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         VOTING POWER
         57,571,389 shares of Common Stock issuable upon conversion of 3,166,426 shares of Rite Aid's 8% Series B Cumulative Convertible Pay-In-Kind
         Preferred Stock
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8.        SHARED VOTING POWER
          -0- SHARES
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9.       SOLE DISPOSITIVE POWER
         57,571,389 shares of Common Stock issuable upon conversion of 3,166,426 shares of Rite Aid's 8% Series B Cumulative Convertible Pay-In-Kind
         Preferred Stock
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10.      SHARED DISPOSITIVE POWER
          -0- SHARES
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         57,571,389 shares of Common Stock issuable upon conversion of 3,166,426 shares of Rite Aid's 8% Series B Cumulative Convertible Pay-In-Kind
         Preferred Stock
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         14.9% beneficial ownership of the voting stock based on 329,491,633 shares of Common Stock outstanding on June 30, 2000
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14.      TYPE OF REPORTING PERSON*
         PN
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


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                                  SCHEDULE 13D

        This Schedule 13D is being filed by Green Equity Investors III, L.P.
("GEI III"), with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Rite Aid Corporation, a Delaware corporation (the
"Issuer").

        GEI III beneficially owns 3,166,426 shares of the 8% Series B Cumulative
Convertible Pay-In-Kind Preferred Stock of the Issuer. As of the date of this statement, (i) those shares are convertible into 57,571,389 shares of Common
Stock and (ii) GEI III does not directly own any shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, $1.00 par value per share
(the "Common Stock"), of Rite Aid Corporation, a Delaware corporation (the
"Issuer").

        The Issuer's principal executive offices are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The Issuer's telephone number is (717) 761-2633.

ITEM 2(a), (b), (c) AND (f). IDENTITY AND BACKGROUND.

        This statement is being filed by Green Equity Investors III, L.P., a Delaware limited partnership ("GEI III"). The principal place of business of GEI
III is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

        The general partner of GEI III is GEI Capital III, L.L.C., a Delaware limited liability company ("GEI"). LGP Management, Inc., a Delaware corporation
("LGPM"), is the general partner of Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), which is an affiliate of GEI and the management company of GEI III. The principal place of business of each of GEI, LGPM and LGP is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

        As a result of their relationship with GEI III, each of GEI, LGPM and LGP may be deemed to have indirect beneficial ownership of the Common Stock of which GEI III has beneficial ownership; however, each of GEI, LGPM and LGP disclaims beneficial ownership of such shares of Common Stock.

        Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J.
Annick, Peter J. Nolan and Jonathan A. Seiffer, each an individual United States citizen having a principal business address at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control GEI, LGPM and LGP. As stated above, GEI, LGPM and LGP may be deemed to share beneficial ownership with respect to the Common Stock of which GEI III has beneficial ownership. As such, Messrs. Green, Sokoloff, Danhakl,
Annick, Nolan and Seiffer may be deemed to have shared beneficial ownership of such shares of Common Stock. However, such individuals disclaim beneficial ownership of such shares of Common Stock.

        Each of Leonard I. Green and Jonathan D. Sokoloff are directors of the
Issuer.

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ITEM 2(d) CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

        Neither GEI III nor any person disclosed in response to Item 2 has been convicted in a criminal proceeding during the last five years.

ITEM 2(e) CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

        Neither GEI III nor any person disclosed in response to Item 2 has been party to any civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        GEI III acquired its shares of Series B Preferred Stock on December 9,
1999 upon the exchange of its shares of the Issuer's 8% Series A Cumulative
Convertible Pay-In-Kind Preferred Stock (the "Series A Preferred Stock"). GEI
III purchased its shares of Series A Preferred Stock on October 27, 1999 for
$300,000,000 from working capital.

ITEM 4: PURPOSE OF TRANSACTION.

        GEI III acquired the Series B Preferred Stock for investment purposes.
GEI III also intends to participate in the management of the Issuer through its representation on the Issuer's Board of Directors. For further information, see
Items 2 and 6 hereof.

        Except as disclosed in this Item 4, neither GEI III nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Although GEI III does not directly own any shares of Common Stock of the Issuer as of the date of this statement, upon conversion of its 3,166,426 shares of Series B Preferred Stock, GEI III beneficially owns 57,571,389 shares of Common Stock representing approximately 14.9% of the Issuer's voting stock.
The percentage of voting stock indicated is based on 329,491,633 shares of Common Stock outstanding on June 30, 2000.

        (b) GEI III has sole voting and dispositive power with respect to aforementioned 3,166,426 shares of Series B Preferred Stock and 57,571,389 shares of Common Stock.

        (c) Neither GEI III nor any other person disclosed in response to Item 2 has effected any transactions in the Common Stock in the last 60 days.

        (d) Not applicable.

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        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

        On October 27, 1999, GEI III purchased 3,000,000 shares of the Issuer's
Series A Preferred Stock at a purchase price of $100 per share. On December 9,
1999, GEI III exchanged all of its shares of Series A Preferred Stock for an equivalent number of shares of Series B Preferred Stock. Each share of Series B
Preferred Stock is convertible into shares of Common Stock at a current conversion price of $5.50 per share (subject to certain adjustments). The holders of Series B Preferred Stock vote together with holders of the Issuer's
Common Stock as a single class, and each share of Series B Preferred Stock entitles the holder thereof to one vote for each share of Common Stock issuable upon conversion of such share of Series B Preferred Stock. The holders of the Series B Preferred Stock are also entitled to vote separately as a class to elect two directors to the Issuer's Board of Directors. Pursuant to a letter agreement dated as of October 27, 1999 between the Issuer and GEI III, in the event the Series B Preferred Stock is converted into shares of Common Stock, for so long as GEI III continues to hold 50% or more of such shares of Common Stock, GEI III will be entitled to vote separately to elect two directors to the Issuer's Board of Directors.

        In consideration of the aforesaid purchase, the Issuer granted GEI III certain registration rights with respect to the Series B Preferred Stock and the Common Stock into which it is convertible pursuant to the terms of a Registration Rights Agreement, dated October 27, 1999, by and between the Issuer and GEI III. In a letter agreement of that same date, GEI III agreed to a number of customary "standstill" provisions restricting GEI III's ability to, among other things, acquire the Issuer's securities, vote and solicit of proxies with respect to the Issuer's common stock and propose or participate in any change in control or similar transaction involving the Issuer. These restrictions lapse on October 27, 2001.

        Other than the matters disclosed in response to Items 4, 5 and 6 and other than as set forth in the ultimate sentence of this paragraph, neither GEI
III nor any other person disclosed in response to Item 2 is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In fiscal 1999, each of Messrs. Green and Sokoloff was granted a restricted stock award of 2,000 shares of Common Stock, which award was made to each of the Issuer's non-employee directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        7.1 Commitment Letter, dated October 18, 1999, by and between Rite Aid
Corporation and Green Equity Investors III, L.P. (incorporated by reference to exhibit 10.1 to Rite Aid Corporation's Current Report on Form 8-K dated November
2, 1999).

        7.2 Registration Rights Agreement, dated as of October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by

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reference to exhibit 4.1 to Rite Aid Corporation's Current Report on Form 8-K
dated November 2, 1999).

        7.3 Letter agreement, dated October 27, 1999, by and between Rite Aid
Corporation and Green Equity Investors III, L.P.

        7.4 Letter agreement, dated October 27, 1999, by and between Rite Aid
Corporation and Green Equity Investors III, L.P.

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                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2000                      Green Equity Investors III, L.P.

                                            By:    GEI Capital III, LLC
                                                   its general partner


                                            By:   /s/ JONATHAN D. SOKOLOFF
                                               --------------------------------
                                                   Name:  Jonathan D. Sokoloff
                                                   Title:    Manager


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                                  EXHIBIT INDEX

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EXHIBIT NO.               DESCRIPTION
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
Exhibit 7.1               Commitment Letter, dated October 18, 1999, by and between Rite Aid
                          Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation's current report on Form 8-K dated November 2, 1999).

Exhibit 7.2               Registration Rights Agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P.
                          (incorporated by reference to Exhibit 4.1 to Rite Aid Corporation's current report on Form 8-K dated November 2, 1999).

Exhibit 7.3 Letter agreement dated October 27, 1999, by and between Rite Aid Corporation and Green Equity
                          Investors III, L.P.

Exhibit 7.4 Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity
                          Investors III, L.P.

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